Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated September 17, 2015

Relating to the Preliminary Prospectus Dated September 17, 2015

Registration Statement No. 333-205073

9,000,000 American Depositary Shares

Representing 900,000 Common Shares

This free writing prospectus relates only to the American Depositary Shares (each, an “ADS” and collectively, “ADSs”) of Nabriva Therapeutics AG (the “Company”) described below and should be read together with the preliminary prospectus dated September 17, 2015 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-205073). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1641640/000119312515322187/d912889df1a.htm

The Preliminary Prospectus superseded a prior preliminary prospectus dated September 8, 2015 included in Amendment No. 3 to the Registration Statement.

The following information supplements and updates the information in the Preliminary Prospectus.

ADSs offered by us	9,000,000 ADSs

ADSs to be outstanding following this offering	9,000,000 ADSs

Common shares to be outstanding following this offering	1,981,121 common shares

Over-allotment option	1,350,000 ADSs

Initial public offering price	$10.25 per ADS

The ADSs	Each ADS represents one tenth (1/10) of a common share

Depositary	The Bank of New York Mellon

Listing	We have received approval to list the ADSs on The NASDAQ Global Market under the symbol “NBRV.”

Settlement	Delivery of the ADSs is expected to be made on or about September 23, 2015.

Net proceeds	We estimate that the net proceeds from this offering will be approximately $79.5 million, based on the initial public offering price of $10.25 per ADS, or approximately $92.2 million if the underwriters exercise in full their option to purchase additional ADSs to cover over-allotments, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted financial position data	Based on the initial public offering price of $10.25 per ADS, as of June 30, 2015, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $105,857,000, total assets would have been approximately $109,083,000 and total equity would have been approximately $100,118,000.

Pro forma as adjusted capitalization data	Based on the initial public offering price of $10.25 per ADS, as of June 30, 2015, on a pro forma as adjusted basis, capital reserves would have been approximately $222,436,000, total equity would have been approximately $100,118,000 and total capitalization would have been approximately $103,528,000.

Potential purchases by principal shareholders	Our existing principal shareholders, HBM Healthcare Investments (Cayman) Ltd., Vivo Capital, OrbiMed Private Investments V, L.P., Phase4 Ventures III L.P., The Wellcome Trust Limited as trustee of the Wellcome Trust, Omega Fund IV, L.P. and Novartis Bioventures Ltd., and their affiliated entities, have indicated an interest in purchasing an aggregate of approximately $42.0 million of ADSs in this offering at the initial public offering price. Based on the initial public offering price of $10.25 per ADS, these shareholders would purchase an aggregate of 4,100,000 of the 9,000,000 ADSs offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these shareholders may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering.

Dilution	Our pro forma net tangible book value as of June 30, 2015 was €28.9 million ($32.3 million), or €26.77 ($29.85) per share and $2.99 per ADS. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by 1,081,121 common shares outstanding after giving effect to the issuance of 9,107 common shares with contractual preference rights under a shareholders agreement to Kreos Capital IV (Expert Fund) Limited in July 2015 at a price of €1.00 per share pursuant to the exercise of a warrant and the issuance of an aggregate of 17,149 common shares upon the closing of this offering for nominal value in satisfaction of the preferred dividend rights under a shareholders agreement providing for contractual preference rights, assuming the closing of this offering occurs on September 23, 2015.

After giving further effect to our issuance and sale of 9,000,000 ADSs in this offering at the initial public offering price of $10.25 per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the one-time payment of a profit share fee of €0.3 million to the Austria Wirtschaftsservice GmbH, which we are required to pay upon the completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2015, would have been €100.1 million ($111.7 million), or €50.53 ($56.36) per share and $5.64 per ADS. This represents an immediate increase in the pro forma as adjusted net tangible book value of €23.76 ($26.51) per share and $2.65 per ADS to our existing shareholders and an immediate dilution of pro forma as adjusted net tangible book value of €41.37 ($46.14) per share and $4.61 per ADS to new investors purchasing ADSs in this offering at the initial public offering price. Dilution per ADS to new investors is determined by subtracting the pro forma as adjusted net tangible book value per ADS after this offering from the initial public offering price per ADS paid by new investors.

The Company has filed a Registration Statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from: Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 6124, or RBC Capital Markets, LLC, Attention: Equity Syndicate Department, 200 Vesey Street, 8th Floor, New York, NY 10281, or by email at equityprospectus@rbccm.com, or by phone at (877) 822-4089.